

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2021

Donald Notman
Chief Financial Officer
Ocular Therapeutix, Inc.
24 Crosby Drive
Bedford, MA

> **Re: Ocular Therapeutix, Inc.**
> **Form 10-Q for the quarterly period ended September 30, 2020**
> **Exhibit No. 10.1**
> **Filed November 5, 2020**
> **File No. 001-36554**

Dear Mr. Notman:

       We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                         Sincerely,

                         Division of Corporation Finance